                                            Filed By Elantec Semiconductor, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                               And deemed filed pursuant to Rule 14a-6 under the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Elantec Semiconductor, Inc.
                                                   Commission File No. 000-26690

Elantec Semiconductor, Inc. issued a press release on April 11, 2002, the text of which is attached hereto as Exhibit A.

Elantec held a conference call on April 11, 2002, a portion of which related to Elantec's acquisition by Intersil Corporation, the script of which is attached hereto as Exhibit B.

                                    EXHIBIT A

FOR IMMEDIATE RELEASE

                         ELANTEC SEMICONDUCTOR ANNOUNCES
                       SECOND QUARTER FISCAL 2002 RESULTS

MILPITAS, CALIFORNIA, April 11, 2002 - Elantec Semiconductor, Inc. (NASDAQ:
ELNT), a leader in high performance analog integrated circuits, today reported financial results for the second quarter ended March 31, 2002. Net revenues for the second quarter were $25.4 million representing a decrease of 17% from the second quarter of fiscal 2001, and an 11% increase from the $22.9 million reported in the first quarter of 2002. Net revenues for the six months ended March 31, 2002 were $48.3 million representing a decrease of 32% from the $71.3 million reported in the same period of fiscal 2001.

On March 10, 2002 the Company announced that it had agreed to be acquired by Intersil Corporation (NASDAQ: ISIL).

Pro forma net income for the second quarter of fiscal 2002, excluding merger-related expenses, was $3.0 million, or $0.12 per diluted share. This compares to net income of $5.0 million, or $0.20 per diluted share reported for the second quarter of fiscal 2001 and pro forma net income for the first quarter of fiscal 2002, excluding severance expenses associated with a restructuring of manufacturing operations, of $2.4 million or $0.10 per diluted share.

Pro forma net income for the six months ended March 31, 2002, excluding merger-related expenses and severance expenses associated with a restructuring of manufacturing operations, was $5.4 million, or $0.21 per diluted share. This compares to net income of $14.7 million or $0.57 per diluted share reported in the same period of fiscal 2001.

Including merger-related expenses and severance expenses, net income was $0.9 million or $0.04 per diluted share for the quarter ended March 31, 2002 and $3.0 million or $0.12 per diluted share for the six months ended March 31, 2002.

Cash, cash equivalents and short-term investments at March 31, 2002 were $192.9 million, an increase of $4.7 million over December 31, 2001.

Rich Beyer, President and Chief Executive Officer stated, "Elantec grew its revenues and pro form earnings for the third consecutive quarter. This quarter we saw continued strong growth, particularly in our optical storage business. The market for our products for CD-R/W and DVD recordable drives is booming."

In looking to Elantec's third fiscal quarter 2002, Mr. Beyer commented, "We expect sequential revenue growth in the 6 to 8% range for the June quarter. We expect pro forma net income per diluted share to be in the $0.13 to $0.14 range."

Mr. Beyer continued, "As mentioned, on March 10, 2002, Intersil Corporation announced its intent to acquire Elantec Semiconductor. The approvals process is well underway, and it is currently anticipated that, pending the approval of both companies' shareholders, the transaction could be closed in mid-May."

Web Broadcast and Instant Replay
--------------------------------
Elantec will broadcast its first quarter earnings conference call today at 1:30 p.m. Pacific Time. This event is available through the Company's website located at http://www.elantec.com. For those unable to attend the live broadcast, a
   ----------------------
5-day broadcast replay will be available shortly after the event. Elantec is also making available a 5-day telephone replay of the conference call which can be accessed by dialing 1-800-405-2236 and entering pass code 458661.

Safe Harbor Statement
Certain matters discussed in this press release, such as revenue and earnings expectations and the closing of the merger with Intersil, are forward-looking statements that involve risks and uncertainties. These risks and uncertainties include the timing of or delays in new product and process technology introductions by the Company or its competitors, competitive pricing pressures, fluctuations in manufacturing yield, changes in the mix or markets in which products are sold, availability and cost of raw materials, business and economic conditions in various geographic regions, change in customer order patterns, litigation involving intellectual property and other issues, and other risk factors discussed from time to time in the Company's reports filed with the Securities and Exchange Commission, including but not limited to the Company's most recent Forms 10-Q, 10-K and the Joint Proxy Statement/Prospectus relating to the Intersil merger. The Company's actual future results could differ materially from those discussed here.

About Elantec Semiconductor
Elantec designs, manufactures and markets high performance analog integrated circuits primarily for the video, optical storage, communication, and power management markets. The Company targets high growth commercial markets in which advances in digital integrated circuit technology are driving increasing demand for high speed, high performance and low power consumption analog circuits.

Where You Can Find Additional Information
-----------------------------------------

In connection with their proposed merger, Intersil and Elantec have filed a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Intersil and Elantec at the SEC's Web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Elantec or from Intersil by directing such request to Elantec Semiconductor, Inc., Attention: Corporate Secretary, 675 Trade Zone Boulevard, Milpitas, California 95035, telephone: (408) 945-1323 ext. 507 or to Intersil Corporation, General Counsel, 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618, telephone: (949) 341-7062.

For further information please contact:
Elantec Semiconductor, Inc. (408) 945-1323

Brian McDonald                              Debbie Ceraolo-Johnson
Chief Financial Officer                     Investor Relations
bmcdonald@elantec.com                       dceraolo@elantec.com
---------------------

                           ELANTEC SEMICONDUCTOR, INC.
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (Unaudited; in thousands, except per share data)
CONDENSED CONSOLIDATED STATEMENT OF INCOME - PRO FORMA

                                                                 Three                          Six
                                                              Months Ended                  Months Ended
                                                    --------------------------------------------------------
                                                    Mar. 31     Dec. 31     Mar. 31     Mar. 31     Mar. 31
                                                    2002(1)     2001(1)       2001      2002(1)       2001
                                                    --------    --------    --------    --------    --------
 Net revenues                                       $ 25,360    $ 22,943    $ 30,553    $ 48,303    $ 71,265
 Cost of revenues                                     11,925      10,940      14,026      22,865      30,228
                                                    --------    --------    --------    --------    --------
 Gross profit                                         13,435      12,003      16,527      25,438      41,037
 Operating expenses:
   Research and development                            5,076       4,988       6,178      10,064      11,785
   Marketing, sales, general and administrative        4,962       4,545       4,970       9,507      11,342
                                                    --------    --------    --------    --------    --------
 Total operating expenses                             10,038       9,533      11,148      19,571      23,127
                                                    --------    --------    --------    --------    --------
 Income from operations                                3,397       2,470       5,379       5,867      17,910
 Interest and other income, net                          884       1,016       2,278       1,900       4,739
                                                    --------    --------    --------    --------    --------
 Income before taxes                                   4,281       3,486       7,657       7,767      22,649
 Provision for taxes on income                         1,284       1,046       2,680       2,330       7,927
                                                    --------    --------    --------    --------    --------
 Net income                                         $  2,997    $  2,440    $  4,977    $  5,437    $ 14,722
                                                    ========    ========    ========    ========    ========

 Earnings per share:
   Basic                                            $   0.13    $   0.11    $   0.22    $   0.24    $   0.66
   Diluted                                          $   0.12    $   0.10    $   0.20    $   0.21    $   0.57

 Shares used in computing per share amounts:
   Basic                                              23,090      22,790      22,294      22,940      22,160
   Diluted                                            25,636      25,420      25,403      25,528      25,719

CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                                                 Three                          Six
                                                              Months Ended                  Months Ended
                                                    --------------------------------------------------------
                                                    Mar. 31     Dec. 31     Mar. 31     Mar. 31     Mar. 31
                                                      2002        2001        2001        2002        2001
                                                    --------    --------    --------    --------    --------
 Net revenues                                       $ 25,360    $ 22,943    $ 30,553    $ 48,303    $ 71,265
 Cost of revenues                                     11,925      10,940      14,026      22,865      30,228
                                                    --------    --------    --------    --------    --------
 Gross profit                                         13,435      12,003      16,527      25,438      41,037
 Operating expenses:
   Research and development                            5,076       4,988       6,178      10,064      11,785
   Marketing, sales, general and administrative        4,962       4,545       4,970       9,507      11,342
   Merger related expenses                             2,423           -           -       2,423           -
   Restructuring expenses                                  -         550           -         550           -
                                                    --------    --------    --------    --------    --------
 Total operating expenses                             12,461      10,083      11,148      22,544      23,127
                                                    --------    --------    --------    --------    --------
 Income from operations                                  974       1,920       5,379       2,894      17,910
 Interest and other income, net                          884       1,016       2,278       1,900       4,739
                                                    --------    --------    --------    --------    --------
 Income before taxes                                   1,858       2,936       7,657       4,794      22,649
 Provision for taxes on income                           928         881       2,680       1,809       7,927
                                                    --------    --------    --------    --------    --------
 Net income                                         $    930    $  2,055    $  4,977    $  2,985    $ 14,722
                                                    ========    ========    ========    ========    ========
 Earnings per share:
   Basic                                            $   0.04    $   0.09    $   0.22    $   0.13    $   0.66
   Diluted                                          $   0.04    $   0.08    $   0.20    $   0.12    $   0.57
 Shares used in computing per share amounts:
   Basic                                              23,090      22,790      22,294      22,940      22,160
   Diluted                                            25,636      25,420      25,403      25,528      25,719

(1) Excludes merger-related expenses and restructuring charges relating to reduction of workforce.

                           ELANTEC SEMICONDUCTOR, INC.
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                      (In thousands, except per share data)

CONDENSED CONSOLIDATED BALANCE SHEET                   Mar. 31       Sept. 30
                                                       2002(1)       2001(2)
                                                    -------------  ------------
Assets:
Current assets:
  Cash, cash equivalents and short-term
   investments                                        $ 192,869     $ 184,065
  Accounts receivable                                     9,641         7,258
  Inventories                                            12,734        13,327
  Deferred income taxes                                   3,190         3,130
  Prepaid expenses and other current assets               4,065         3,868
                                                    -------------  ------------
Total current assets                                    222,499       211,648

Property and equipment, net                              10,757        12,600
Other assets, net                                         1,833         1,270
Noncurrent deferred income taxes                         12,604        14,541
                                                    -------------  ------------
Total assets                                          $ 247,693     $ 240,059
                                                    =============  ============
Liabilities and stockholders' equity:
Current liabilities:
  Accounts payable and accrued liabilities            $  15,604     $  14,798
  Deferred revenue                                        2,258         2,765
  Current portion of capital lease obligations              677           917
                                                    -------------  ------------
Total current liabilities                                18,539        18,480

Long-term capital lease obligations                         168           459
Other long-term liabilities                               1,710         1,738

Stockholders' equity                                    227,276       219,382
                                                    -------------  ------------
Total liabilities and stockholders' equity            $ 247,693     $ 240,059
                                                    =============  ============

(1)  Unaudited
(2) Derived from the Company's audited consolidated financial statements as of September 30, 2001.

                                    EXHIBIT B

LET ME UPDATE YOU ON THE PREVIOUSLY ANNOUNCED INTENT BY INTERSIL TO ACQUIRE ELANTEC. THE TRANSACTION WAS ANNOUNCED ON MARCH 10, 2002. WE HAVE SUBSEQUENTLY SUBMITTED OUR HSR AND S-4 FILINGS. WE RECEIVED HSR APPROVAL WITHIN 7 BUSINESS DAYS AND WERE NOTIFIED BY THE SEC WITHIN 2 BUSINESS DAYS THAT THEY WILL NOT FORMALLY REVIEW THE TRANSACTION. AS A RESULT, WE HAVE SET THE DATE FOR SHAREHOLDER MEETINGS FOR INTERSIL AND FOR ELANTEC ON MAY 14, 2002.

ASSUMING APPROVAL BY BOTH SETS OF SHAREHOLDERS, WE PLAN TO CONSUMMATE THE TRANSACTION WITHIN DAYS OF THESE SHAREHOLDER MEETINGS.

IN ADDITION TO THE LEGAL AND SHAREHOLDER APPROVAL PROCESS, WE ARE WELL UNDERWAY WITH OUR TRANSACTION PLANNING. BOTH ORGANIZATIONS ARE WORKING AGGRESSIVELY TO DETAIL PLANS FOR MERGING THE TWO COMPANIES AS SEAMLESSLY AS POSSIBLE.